EXHIBIT 21.1

Subsidiaries of META Group, Inc.

The Sentry Group, Inc. incorporated in the Commonwealth of Massachusetts.

MG (Bermuda) Ltd. incorporated in Bermuda.

1422722 Ontario, Inc. incorporated in Canada

META Group Singapore PTE Limited incorporated in Singapore

META Group Australia Holdings PTY Limited incorporated in Australia

Abundant Strategy SDN.BHD incorporated in Malaysia

META Group France incorporated in France

META Group AG incorporated in Germany